UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

Dated: November 27, 2015

Commission File No. 333-179250

NAVIOS SOUTH AMERICAN LOGISTICS INC.

Aguada Park Free Zone

Paraguay 2141, Of. 1603

Montevideo, Uruguay

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

Operating and Financial Review and Prospects

The following is a discussion of the financial condition and results of operations of Navios South American Logistics Inc. (“Navios Logistics” or the “Company”) for each of the three and nine month periods ended September 30, 2015 and 2014. All of these financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (U.S. GAAP). You should read this section together with the consolidated financial statements and the accompanying notes included in Navios Logistics’ 2014 annual report filed on Form 20-F with the Securities and Exchange Commission (the “2014 Form 20-F”) and the condensed consolidated financial statements and the accompanying notes included in this Form 6-K.

This report contains forward-looking statements within the meaning of the Private Securities Reform Act of 1995. All statements herein other than statements of historical fact, including statements regarding business and industry prospects or future results of operations or financial position, and future dividends or distributions, should be considered forward-looking. These forward looking statements are based on Navios Logistics’ current expectations and observations. Included among the factors that, in management’s view, could cause actual results to differ materially from the forward-looking statements contained in this report are changes in any of the following: (i) demand and/or charter and contract rates for our vessels and port facilities; (ii) production or demand for the types of dry and liquid products that are transported by our vessels or stored in our ports; (iii) operating costs including, but not limited to, changes in crew salaries, insurance, provisions, repairs, maintenance and overhead expenses; or (iv) changes in interest rates. Other factors that could cause our actual results to differ from our current expectations and observations include, but are not limited to, those discussed under Part I, Item 3D — Risk Factors in Navios Logistics’ 2014 Form 20-F. All forward-looking statements made in this report speak only as of the date of this document. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Overview

General

Navios Logistics was incorporated under the laws of the Republic of the Marshall Islands on December 17, 2007. We are one of the largest logistics companies in the Hidrovia region river system, the main navigable river system in the region, and on the cabotage trades along the eastern coast of South America. We serve our customers in the Hidrovia region through our two port storage and transfer facilities, one for agricultural, forest and mineral-related exports located in Uruguay and the other for refined petroleum products located in Paraguay. We complement our two port terminals with a diverse fleet of 361 barges and pushboats (including three pushboats to be delivered) and two small inland oil tankers that operate in our barge business and nine vessels, including six oceangoing tankers, two self-propelled barges and one bunker vessel, which operate in our cabotage business. We provide transportation for dry cargo (cereals, cotton pellets, soybeans, wheat, limestone (clinker), mineral iron, and rolling stones) and liquid cargo (hydrocarbons such as crude oil, gas oil, naphtha, fuel oil and vegetable oils) and liquefied cargo (liquefied petroleum gas or “LPG”).

Ports

Navios Logistics owns two port storage and transfer facilities, one for agricultural, forest and mineral-related exports in Nueva Palmira, Uruguay and the other for refined petroleum products in San Antonio, Paraguay. Navios Logistics’ port facility in Nueva Palmira has a total storage capacity of 460,000 metric tons. Its port facility in San Antonio has a total storage capacity of 45,660 cubic meters.

Fleet

Navios Logistics’ current core fleet consists of a total of 372 vessels, barges and pushboats of which 367 are owned and five are chartered-in. Of the 367 owned vessels, barges and pushboats, three pushboats are expected to be delivered in the first quarter of 2016.

Five tank barges in its current core fleet are chartered-in under long-term charter-in contracts with an average remaining duration of approximately 0.6 years. Charter-in contracts with duration of more than one year at inception are considered to be long-term.

The following is the core fleet as of November 27, 2015:

Navios Logistics Fleet Summary (owned and chartered-in)

Pushboats/ Barges/ Inland Oil Tankers Fleet	Number of Vessels	Capacity/Brake Horsepower (BHP)	Description
Pushboats(1)	27	95,920 BHP	Various Sizes and Horsepower
Dry Barges	294	511,100 DWT	Dry Cargo
Tank Barges(2)	37	118,875 m3	Liquid Cargo
LPG Barges	3	4,752 m3	LPG
Self-propelled Tank Barges(3)	2	11,600 m3	Liquid Cargo
Inland Oil Tankers	2	3,900 DWT	Liquid Cargo

Total	365

Product Tanker Fleet	Year Built	DWT	Description
Estefania H	2008	12,000	Double-hulled Product Tanker
Malva H	2008	8,974	Double-hulled Product Tanker
Makenita H	2009	17,508	Double-hulled Product Tanker
Sara H	2009	9,000	Double-hulled Product Tanker
San San H (4)	2010	16,871	Double-hulled Product Tanker
Ferni H (4)	2010	16,871	Double-hulled Product Tanker
Heman H	2012	1,693	Double-hulled Product Tanker

Total		82,917

(1)	Three pushboats are expected to be delivered in the first quarter of 2016.
(2)	Five tank barges with total capacity of 12,466 m3 are chartered-in.
(3)	These vessels serve the Argentine cabotage business.
(4)	The Ferni H and the San San H are chartered-in for ten-year periods, and Navios Logistics has the obligation to purchase the vessels immediately upon the expiration of their charter periods in January 2020 and April 2020, respectively, at a purchase price of $5.3 million and $5.2 million, respectively.

Chartering Arrangements

Navios Logistics continually monitors developments in the shipping industry and makes decisions based on an individual vessel and segment basis, as well as on its view of overall market conditions, in order to implement its overall business strategy. In the Barge Business, Navios Logistics typically operates under a mix of time charters and contracts of affreightment (“CoAs”) with durations of one to five years (some of which have minimum guaranteed volumes) and spot contracts. In the Cabotage Business, Navios Logistics typically operates under time charters with durations in excess of one year. Some of Navios Logistics’ charters provide fixed pricing, minimum volume requirements and labor cost and fuel price adjustment formulas.

Factors Affecting Navios Logistics’ Results of Operations

Contract Rates

The shipping and logistics industry has been highly volatile in the recent past. In order to have full utilization of its fleet and storage capacity, the Company must be able to renew the contracts on its fleet and ports upon the expiration or termination of current contracts. This ability depends upon economic conditions in the sectors in which the vessels, barges and pushboats operate, changes in the supply and demand for vessels, barges and pushboats and changes in the supply and demand for the transportation and storage of commodities.

Weather Conditions

As Navios Logistics specializes in the transportation and storage of liquid cargoes and dry bulk cargoes along the Hidrovia, any changes adversely affecting the region, such as low water levels, could reduce or limit Navios Logistics’ ability to effectively transport cargo.

Droughts and other adverse weather conditions, including any possible effects of climate change, could result in a decline in production of the agricultural products Navios Logistics transports and stores, and this could result in a reduction in demand for its services.

Foreign Currency Transactions

Navios Logistics’ operating results, which are reported in U.S. dollars, may be affected by fluctuations in the exchange rate between the U.S. dollar and other currencies. Navios Logistics uses the U.S. dollar as its functional and reporting currency. Therefore, revenue and expense accounts are translated into U.S. dollars at the exchange rate in effect at the date of each transaction. The balance sheets of the foreign operations are translated using the exchange rate at the balance sheet date except for property and equipment and equity, which are translated at historical rates.

Navios Logistics’ subsidiaries in Uruguay, Argentina, Brazil and Paraguay transact some of their operations in Uruguayan pesos, Argentinean pesos, Brazilian reales and Paraguayan guaranies, respectively; however, all of the subsidiaries’ primary cash flows are U.S. dollar-denominated. Transactions in currencies other than the functional currency are translated at the exchange rate in effect at the date of each transaction. Differences in exchange rates during the period between the date a transaction denominated in a foreign currency is consummated and the date on which it is either settled or translated are recognized in the statement of operations.

Inflation and Fuel Price Increases

The impact of inflation and the resulting pressure on prices in the South American countries in which Navios Logistics operates may not be fully neutralized by equivalent adjustments in the rate of exchange between the local currencies and the U.S. dollar. Specifically, for Navios Logistics’ vessel, barge and pushboat business, Navios Logistics has negotiated, and will continue to negotiate, crew cost adjustment and fuel price adjustment clauses; however, in some cases, the prices that Navios Logistics pays for fuel and crew costs are temporarily not aligned with the adjustments that Navios Logistics obtains under its freight contracts.

Seasonality

Certain of our businesses have seasonality aspects, and seasonality affects the results of our operations and revenues, particularly in the first and last quarters of each year. Generally, the high season for the barge business is the period between February and July as a result of the South American harvest and higher river levels. Any growth in production and transportation of commodities may offset part of this seasonality. During the South American late spring and summer, mainly from November to January, the low level of water in the northern Hidrovia could adversely affect Navios Logistics’ operations because the water level is not high enough to accommodate the draft of a heavily laden vessel. Such low levels also adversely impact Navios Logistics’ ability to employ convoys as the water level towards the banks of the river may be too low to permit vessel traffic even if the middle of the river is deep enough to permit passage. With respect to dry port terminal operations in Uruguay, the high season is mainly from April to September, linked with the arrival of the first barges down the river and with the oceangoing vessels’ logistics operations. Navios Logistics’ liquid port terminal operations in Paraguay and its cabotage business are not significantly affected by seasonality as the operations of the liquid port and cabotage business are primarily linked to refined petroleum products.

Statement of Operations Breakdown by Segments

Navios Logistics reports its operations based on three reportable segments: the Port Terminal Business, the Barge Business and the Cabotage Business. The Port Terminal Business segment includes the dry and liquid port terminal operations, the Barge Business segment includes Navios Logistics’ river fleet and the Cabotage Business segment includes the product tankers and the two self-propelled barges.

Period over Period Comparisons

The following table presents consolidated revenue and expense information for the three and nine month periods ended September 30, 2015 and 2014. This information was derived from the unaudited condensed consolidated financial statements for the respective periods.

(Expressed in thousands of U.S. dollars)	Three Month Period ended September 30, 2015 (unaudited)	Three Month Period ended September 30, 2014 (unaudited)	Nine Month Period ended September 30, 2015 (unaudited)	Nine Month Period ended September 30, 2014 (unaudited)
Time charter, voyage and port terminal revenues	$60,145	$58,422	$164,673	$158,885
Sales of products	7,166	20,714	33,956	35,817
Time charter, voyage and port terminal expenses	(8,601)	(13,465)	(25,741)	(36,340)
Direct vessel expenses	(21,358)	(22,752)	(62,313)	(58,388)
Cost of products sold	(6,870)	(19,986)	(31,789)	(34,335)
Depreciation and amortization	(6,486)	(6,652)	(19,544)	(18,701)
General and administrative expenses	(3,101)	(3,778)	(10,618)	(10,537)
Interest expense and finance cost, net	(6,521)	(6,836)	(20,069)	(20,999)
Loss on bond extinguishment	—	—	—	(27,281)
Other expense, net	(2,852)	(2,724)	(8,780)	(5,832)

Income/(loss) before income taxes	$11,522	$2,943	$19,775	$(17,711)
Income tax (expense)/benefit	(880)	129	1,105	(829)

Net income/(loss)	$10,642	$3,072	$20,880	$(18,540)

Other Operating Data
Dry Port—dry cargo tons moved	1,434,180	1,284,300	3,687,180	3,346,500
Liquid Port—cubic meters of stored liquid cargos	43,601	58,708	152,460	141,390
Liquid Port—cubic meters of sales of products	9,908	19,992	46,772	34,298
Barge—cubic meters of liquid cargos	77,019	148,188	202,462	487,422
Barge—dry cargo tons	263,562	682,744	865,072	1,608,833
Cabotage—cubic meters of liquid cargos	480,248	417,527	1,375,495	1,512,198
Cabotage—available days	828	736	2,318	2,112
Cabotage—operating days	687	601	1,886	1,727
Revenues per Segment
Port Business	$20,455	$32,451	$68,232	$66,574
Revenue—dry port	$12,566	$10,757	$31,945	$28,377
Revenue—liquid port	$723	$980	$2,331	$2,380
Sales of products—liquid port	$7,166	$20,714	$33,956	$35,817
Barge Business	$27,960	$29,312	$79,192	$80,290
Cabotage Business	$18,896	$17,373	$51,205	$47,838

For the three month period ended September 30, 2015 compared to the three month period ended September 30, 2014

Time Charter, Voyage and Port Terminal Revenues: For the three month period ended September 30, 2015, Navios Logistics’ time charter, voyage and port terminal revenues increased by $1.7 million or 2.9% to $60.1 million, as compared to $58.4 million for the same period during 2014. Revenue from the port terminal business increased by $1.6 million or 13.2% to $13.3 million for the three month period ended September 30, 2015, as compared to $11.7 million for the same period during 2014. The increase was mainly attributable to an increase of products transported through the dry port terminal. Revenue from the cabotage business increased by $1.5 million or 8.8% to $18.9 million for the three month period ended September 30, 2015, as compared to $17.4 million for the same period during 2014. This increase was mainly attributable to an increase in the cabotage fleet’s operating days. The overall increase was mitigated by a $1.4 million or 4.6% decrease in the revenue of the barge business to $27.9 million for the three month period ended September 30, 2015, as compared to $29.3 million for the same period during 2014. This decrease was mainly attributable to the decreased volume of liquid cargo transported.

Sales of Products: For the three month period ended September 30, 2015, Navios Logistics’ sales of products decreased by $13.5 million or 65.4% to $7.2 million, as compared to $20.7 million for the same period during 2014. This decrease was attributable to the decrease in the Paraguayan liquid port’s volume and price of products sold.

Time Charter, Voyage and Port Terminal Expenses: For the three month period ended September 30, 2015, time charter, voyage and port terminal expenses decreased by $4.9 million or 36.1% to $8.6 million as compared to $13.5 million for the same period during 2014. Time charter and voyage expenses of the barge business for the three month period ended September 30, 2015 decreased by $4.7 million or 47.9% to $5.0 million, as compared to $9.7 million for the same period during 2014. This decrease was mainly attributable to a decrease in fuel expense due to the lower number of voyages performed under CoA contracts. Time charter and voyage expenses of the cabotage business decreased by $0.2 million or 31.9% to $0.6 million for the three month period ended September 30, 2015 as compared to $0.8 million for the same period in 2014, mainly attributable to a decrease in voyage expense related to the cabotage fleet. Port terminal expenses remained stable, amounting to $3.0 million for both the three month periods ended September 30, 2015 and 2014.

Direct Vessel Expenses: Direct vessel expenses decreased by $1.4 million or 6.1% to $21.4 million for the three month period ended September 30, 2015, as compared to $22.8 million for the same period in 2014. Direct vessel expenses of the barge business decreased by $2.2 million or 20.4% to $8.7 million for the three month period ended September 30, 2015, as compared to $10.9 million for the same period in 2014. The decrease resulted primarily from a decrease in repairs and maintenance and crew costs. The overall decrease was partially offset by an increase of $0.8 million or 7.0% in the cabotage business to $12.7 million for the three month period ended September 30, 2015, as compared to $11.9 million for the same period in 2014. This increase was mainly attributable to an increase in the cabotage fleet’s available days and an increase in crew costs. Direct vessel expenses include crew costs, victual costs, dockage expenses, lubricants, spares, insurance, maintenance and repairs and the amortization of the deferred drydock and special survey costs.

Cost of Products Sold: For the three month period ended September 30, 2015, Navios Logistics’ cost of products sold decreased by $13.1 million or 65.6% to $6.9 million, as compared to $20.0 million for the same period during 2014. This decrease was mainly attributable to a decrease in the Paraguayan liquid port’s volume of products sold.

Depreciation and Amortization: Depreciation and amortization expense decreased by $0.2 million or 2.5% to $6.5 million for the three month period ended September 30, 2015, as compared to $6.7 million for the same period in 2014. The depreciation of tangible assets and the amortization of intangible assets for the three month period ended September 30, 2015 amounted to $5.5 million and $1.0 million, respectively, as compared to the depreciation of tangible assets and the amortization of intangible assets for the same period in 2014 which amounted to $5.7 million and $1.0 million, respectively. Depreciation and amortization in the barge business decreased by $0.3 million or 5.8% to $4.6 million for the three month period ended September 30, 2015, as compared to $4.9 million for the same period during 2014. This decrease resulted primarily from the full depreciation of certain assets during 2014. Depreciation and amortization in the cabotage business increased by $0.1 million or 15.4% to $0.8 million for the three month period ended September 30, 2015, as compared to $0.7 million for the same period during 2014, mainly due to the acquisition of a bunker vessel that commenced operations in the first quarter of 2015. Depreciation and amortization in the port terminal business remained the same, amounting to $1.1 million for both periods.

General and Administrative Expenses: General and administrative expenses decreased by $0.7 million or 17.9% to $3.1 million for the three month period ended September 30, 2015, as compared to $3.8 million for the same period during 2014, mainly due to reduced personnel expenses in the barge business.

Interest Expense and Finance Cost, Net: Interest expense and finance cost, net decreased by $0.3 million or 4.6% to $6.5 million for the three month period ended September 30, 2015, as compared to $6.8 million for the same period of 2014. For the three month period ended September 30, 2015, interest expense amounted to $6.5 million, other finance costs amounted to $0.2 million and interest income amounted to $0.2 million. For the three month period ended September 30, 2014, interest expense amounted to $6.8 million, other finance costs amounted to $0.1 million and interest income amounted to $0.1 million. The decrease was mainly attributable to the increased amount of interest capitalized in the third quarter of 2015.

Other Expense, Net: Other expense, net increased by $0.2 million or 4.7% to $2.9 million for the three month period ended September 30, 2015, as compared to $2.7 million for the same period of 2014. Other expense, net for the cabotage business increased by $0.2 million or 8.1% to $1.9 million for the three month period ended September 30, 2015, as compared to $1.7 million for the same period in 2014. This increase was mainly attributable to an increase in taxes other than income taxes. Other expense, net for the port terminal business increased by $0.2 million to $0.2 million for the three month period ended September 30, 2015, mainly due to an increase in foreign exchange losses. The overall increase in other expense, net was partially offset by a $0.2 million or 21.8% decrease of other expense, net for the barge business to $0.8 million for the three month period ended September 30, 2015, as compared to $1.0 million for the same period in 2014. This decrease was mainly attributable to lower provisions for losses on accounts receivables and higher foreign exchange gains.

Income Tax (Expense)/Benefit: Income tax expense increased by $1.0 million to $0.9 million of expense for the three month period ended September 30, 2015, as compared to $0.1 million of benefit for the same period of 2014. The barge business had an increase of $1.0 million or 180.7% to a $0.5 million expense for the three month period ended September 30, 2015 as compared to a $0.5 million benefit for the same period in 2014. This increase was mainly attributable to the better operational performance of the barge business in the third quarter of 2015 as compared to the respective period of 2014. Income tax expense of the cabotage business remained the same in both periods, amounting to $0.4 million.

For the nine month period ended September 30, 2015 compared to the nine month period ended September 30, 2014

Time Charter, Voyage and Port Terminal Revenues: For the nine month period ended September 30, 2015, Navios Logistics’ revenue increased by $5.8 million or 3.6% to $164.7 million, as compared to $158.9 million for the same period during 2014. Revenue from the port terminal business increased by $3.5 million or 11.4% to $34.3 million for the nine month period ended September 30, 2015, as compared to $30.8 million for the same period during 2014. The increase was mainly attributable to an increase in products transported and rates charged at the dry port terminal. Revenue from the cabotage business increased by $3.4 million or 7.0% to $51.2 million for the nine month period ended September 30, 2015, as compared to $47.8 million for the same period during 2014. This increase was mainly attributable to an increase in the cabotage fleet’s operating days. The overall increase was mitigated by a $1.1 million or 1.4% decrease in the revenue from the barge business to $79.2 million for the nine month period ended September 30, 2015, as compared to $80.3 million for the same period during 2014. This decrease was mainly attributable to the decreased volume of liquid cargo transported.

Sales of Products: For the nine month period ended September 30, 2015, Navios Logistics’ sales of products decreased by $1.8 million or 5.2% to $34.0 million, as compared to $35.8 million for the same period during 2014. This decrease was attributable to the decreased sale price of the products sold at the Paraguayan liquid port terminal.

Time Charter, Voyage and Port Terminal Expenses: Time charter, voyage and port terminal expenses decreased by $10.6 million or 29.2% to $25.7 million for the nine month period ended September 30, 2015, as compared to $36.3 million for the same period during 2014. This decrease was due to a $11.7 million or 44.3% decrease in time charter and voyage expenses of the barge business to $14.6 million for the nine month period ended September 30, 2015, as compared to $26.3 million for the same period in 2014, mainly attributable to lower fuel expense as a result of the lower number of voyages performed under CoA contracts. The overall decrease was partially mitigated by an increase of $0.3 million or 3.3% in the port terminal expenses to $8.7 million for the nine month period ended September 30, 2015, as compared to $8.4 million for the same period during 2014. This increase was mainly attributable to an increase in volumes transported through Navios Logistics’ dry and liquid port facilities. Time charter and voyage expenses of the cabotage business also increased by $0.8 million or 50.0% to $2.4 million for the nine month period ended September 30, 2015, as compared to $1.6 million for the same period of 2014. This increase was mainly attributable to increased voyage expense related to the cabotage fleet.

Direct Vessel Expenses: Direct vessel expenses increased by $3.9 million or 6.7% to $62.3 million for the nine month period ended September 30, 2015, as compared to $58.4 million for the same period in 2014. Direct vessel expenses of the cabotage business increased by $7.9 million or 29.3% to $35.2 million for the nine month period ended September 30, 2015, as compared to $27.3 million for the same period in 2014. This increase was mainly attributable to an increase in the cabotage fleet’s available days and an increase in crew costs. The overall increase was partially offset by a decrease in the direct vessel expenses of the barge business of $4.0 million or 13.0% to $27.1 million for the nine month period ended September 30, 2015, as compared to $31.1 million for the same period in 2014, mainly attributable to decreased repairs and maintenance and crew costs. Direct vessel expenses include crew costs, victual costs, dockage expenses, lubricants, spares, insurance, maintenance, repairs and amortization of the deferred drydock and special survey costs.

Cost of Products Sold: For the nine month period ended September 30, 2015, Navios Logistics’ cost of products sold decreased by $2.5 million or 7.4% to $31.8 million, as compared to $34.3 million for the same period during 2014. This decrease was attributable to the decreased purchase price of the products sold at the Paraguayan liquid port terminal.

Depreciation and Amortization: Depreciation and amortization increased by $0.8 million or 4.5% to $19.5 million for the nine month period ended September 30, 2015, as compared to $18.7 million for the same period of 2014. The depreciation of tangible assets and the amortization of intangible assets for the nine month period ended September 30, 2015 amounted to $16.7 million and $2.8 million, respectively. Depreciation of tangible assets and amortization of intangible assets for the nine month period ended September 30, 2014 amounted to $15.9 million and $2.8 million, respectively. Depreciation and amortization in the barge business increased by $0.7 million or 5.2% to $14.1 million for the nine month period ended September 30, 2015, as compared to $13.4 million for the same period of 2014. This increase resulted primarily from the depreciation of the three new pushboats and of the 72 new dry barges acquired in 2014. Depreciation and amortization in the cabotage business increased by $0.1 million or 5.3% to $2.1 million for the nine month period ended September 30, 2015, as compared to $2.0 million for the same period during 2014, mainly due to the acquisition of a bunker vessel that commenced operations in the first quarter of 2015. Depreciation and amortization in the port terminal business remained the same in both periods, amounting to $3.3 million.

General and Administrative Expenses: General and administrative expenses increased by $0.1 million or 0.8% to $10.6 million for the nine month period ended September 30, 2015, as compared to $10.5 million for the same period during 2014, mainly due to increased general expenses in the port terminal business.

Interest Expense and Finance Cost, Net: Interest expense and finance cost, net decreased by $0.9 million or 4.4% to $20.1 million for the nine month period ended September 30, 2015, as compared to $21.0 million for the same period of 2014. For the nine month period ended September 30, 2015, interest expense amounted to $19.8 million, other finance costs amounted to $0.7 million and interest income amounted to $0.4 million. For the nine month period ended September 30, 2014, interest expense amounted to $20.9 million, other finance costs amounted to $0.3 million and interest income amounted to $0.2 million. The decrease was attributable to the increased amount of interest capitalized in the nine month period ended September 30, 2015.

Other Expense, Net: Other expense, net increased by $3.0 million or 50.5% to $8.8 million for the nine month period ended September 30, 2015, as compared to $5.8 million for the same period of 2014. Other expense, net for the port terminal business increased by $0.9 million to $0.4 million other expense, net for the nine month period ended September 30, 2015, as compared to $0.5 million other income, net for same period of 2014, mainly due to a $0.4 million decrease in other income and to foreign exchange differences. Other expense, net for the barge business increased by $1.9 million or 90.4% to $3.9 million for the nine month period ended September 30, 2015 compared to $2.0 million for the same period of 2014. This increase was mainly attributable to an increase in taxes other than income taxes. Other expense, net for the cabotage business increased by $0.2 million or 5.2% to $4.5 million for the nine month period ended September 30, 2015, as compared to $4.3 million for the same period of 2014, mainly attributable to foreign exchange differences.

Income Tax (Expense)/Benefit: Income tax benefit increased by $1.9 million to $1.1 million benefit for the nine month period ended September 30, 2015, as compared to $0.8 million expense for the same period in 2014. The barge business had an increase of $1.8 million to $2.6 million benefit for the nine month period ended September 30, 2015 as compared to $0.8 million benefit for the same period in 2014. This increase was mainly the effect of the pretax losses of certain subsidiaries of the barge business. Income tax expense of the cabotage business decreased by $0.3 million to $1.5 million for the nine month period ended September 30, 2015 as compared to $1.8 million for the same period in 2014. The overall increase in income tax benefit was partially mitigated by a $0.2 million decrease in the income tax benefit of the port terminal business during the nine month period ended September 30, 2015, as compared to a $0.2 million income tax benefit during the same period in 2014.

Liquidity and Capital Resources

Navios Logistics has historically financed its capital requirements with cash flows from operations, equity contributions from stockholders, borrowings under its credit facilities and issuance of other debt. Main uses of funds have been capital expenditures for the acquisition of new vessels, new construction and upgrades at the port terminals, expenditures incurred in connection with ensuring that the owned vessels comply with international and regulatory standards and repayments of credit facilities. Navios Logistics anticipates that cash on hand, internally generated cash flows, borrowings under future credit facilities and issuance of other debt will be sufficient to fund its operations, including working capital requirements. In addition, we regularly review opportunities for acquisitions of businesses and additional vessels, development of new facilities and infrastructure, joint ventures and other corporate transactions that may be material to us. In connection with any such transactions, we may need to raise significant amounts of capital, including debt. We do not have any material contractual arrangements for such transactions at this time. See “Working Capital Position,” “Capital Expenditures,” “Contractual Obligations” and “Long-term Debt Obligations and Credit Arrangements” for further discussion of Navios Logistics’ working capital position.

The following table presents cash flow information derived from the unaudited condensed consolidated statements of cash flows of Navios Logistics for the nine month periods ended September 30, 2015 and 2014.

(Expressed in thousands of U.S. dollars)	Nine Month Period ended September 30, 2015 (unaudited)	Nine Month Period ended September 30, 2014 (unaudited)
Net cash provided by operating activities	$38,378	$19,282
Net cash used in investing activities	(15,146)	(78,535)
Net cash (used in)/provided by financing activities	(7,828)	74,640

Increase in cash and cash equivalents	15,404	15,387
Cash and cash equivalents, beginning of the period	71,931	86,569

Cash and cash equivalents, end of period	$87,335	$101,956

Cash provided by operating activities for the nine month period ended September 30, 2015 as compared to the nine month period ended September 30, 2014

Net cash from operating activities increased by $19.1 million to $38.4 million of cash provided by operating activities for the nine month period ended September 30, 2015, as compared to $19.3 million cash provided by operating activities for the same period in 2014. In determining net cash from operating activities, net income/(loss) is adjusted for the effect of certain non-cash items, which are analyzed in detail as follows:

(Expressed in thousands of U.S. dollars)	Nine Month Period ended September 30, 2015 (unaudited)	Nine Month Period ended September 30, 2014 (unaudited)
Net income/(loss)	$20,880	$(18,540)
Depreciation of vessels, port terminals and other fixed assets, net	16,676	15,853
Amortization of intangible assets and liabilities, net	2,868	2,848
Amortization of deferred financing costs	687	231
Amortization of deferred drydock and special survey costs	5,119	4,246
Provision for losses on accounts receivable	32	487
Loss on bond extinguishment	—	4,785
Income tax (benefit)/expense	(1,105)	829

Net income adjusted for non-cash items	$45,157	$10,739

Net income/(loss) is also adjusted for changes in operating assets and liabilities in order to determine net cash provided by operating activities.

The negative change in operating assets and liabilities of $6.8 million for the nine month period ended September 30, 2015 resulted from a $14.5 million decrease in accounts payable, a $6.9 million of payments for drydock and special survey costs, a $5.3 million decrease in amounts due to affiliates, a $2.7 million decrease in deferred income, a $0.3 million increase in long term assets and a $0.1 million decrease in long term liabilities. The negative change in operating assets and liabilities was partially offset by a $8.4 million increase in accrued expenses, a $8.0 million decrease in inventories, a $6.0 million decrease in accounts receivable and a $0.6 million decrease in prepaid expenses and other current assets.

The positive change in operating assets and liabilities of $8.5 million for the nine month period ended September 30, 2014 resulted from a $18.3 million increase in accounts payable, a $4.1 million increase in accrued expenses, a $4.4 million increase in deferred income, a $1.2 million decrease in prepaid expenses and other current assets and a $0.9 million increase in amounts due to affiliates. The positive change in operating assets and liabilities was partially offset by a $11.0 million increase in inventories, $4.0 million of payments for drydock and special survey costs, a $2.8 million increase in accounts receivable, a $2.0 million decrease in long term liabilities and a $0.6 million increase in long term assets.

Cash used in investing activities for the nine month period ended September 30, 2015 as compared to the nine month period ended September 30, 2014:

Net cash used in investing activities decreased by $63.4 million to $15.1 million for the nine month period ended September 30, 2015, from $78.5 million for the same period in 2014.

Cash used in investing activities for the nine month period ended September 30, 2015 was mainly the result of (a) $0.8 million in payments for the transportation and other acquisition costs of the Company’s new dry barges, (b) $4.6 million in payments for the expansion of the Company’s dry port terminal, (c) $4.6 million in payments for the construction of the Company’s three new pushboats and (d) $5.1 million in payments for improvements and purchase of other fixed assets.

Cash used in investing activities for the nine month period ended September 30, 2014 was mainly the result of (a) $0.9 million in payments for the construction of a new conveyor belt in Nueva Palmira, (b) $4.4 million in deposits for the construction of three new pushboats, (c) $4.3 million in payments for the acquisition of a second-hand bunker vessel in the third quarter of 2014, (d) $3.6 million in payments for the acquisition and transport of three pushboats which were delivered in the first quarter of 2014, (e) $46.3 million in payments for the construction and transport of new dry barges, (f) $16.1 million for the expansion of the dry port in Uruguay and (g) $2.9 million in payments for the purchase of other fixed assets.

Cash used in financing activities for the nine month period ended September 30, 2015 as compared to cash provided by financing activities for the nine month period ended September 30, 2014:

Net cash used in financing activities increased by $82.4 million to $7.8 million cash used in financing activities for the nine month period ended September 30, 2015, as compared to $74.6 million of cash provided by financing activities for the same period of 2014.

Cash used in financing activities for the nine month period ended September 30, 2015 was mainly the result of (a) $6.8 million for the payment of the balance of the purchase price for two companies acquired in 2014 (both acquisitions of intangible assets), and (b) $1.0 million in payments for obligations under capital leases in connection with the product tanker vessels, the San San H and the Ferni H.

Cash provided by financing activities for the nine month period ended September 30, 2014 was mainly due to the $375.0 million proceeds from the issuance of the 2022 Senior Notes (as defined herein). This was partially offset by (a) the $290.0 million repayment of the 2019 Senior Notes (as defined herein), (b) $1.1 million in payments for obligations under capital leases in connection with the San San H and the Ferni H and (c) $9.3 million in payments of deferred financing costs following the issuance of the 2022 Senior Notes.

Adjusted EBITDA Reconciliation to Net Income/(loss)

Adjusted EBITDA: EBITDA represents net income/(loss) plus interest and finance costs plus depreciation and amortization and income taxes. Adjusted EBITDA in this document represents EBITDA before loss on bond extinguishment. Adjusted EBITDA is presented because it is used by certain investors to measure a company’s operating performance.

Adjusted EBITDA is a “non-GAAP financial measure” and should not be considered a substitute for net income, cash flow from operating activities and other operations or cash flow statement data prepared in accordance with U.S. GAAP or as a measure of profitability or liquidity. While Adjusted EBITDA is frequently used as a measure of operating performance, the definition of Adjusted EBITDA used here may not be comparable to that used by other companies due to differences in methods of calculation.

Three Month Period Ended September 30, 2015

(Expressed in thousands of U.S. dollars)	Port Terminal Business (unaudited)	Cabotage Business (unaudited)	Barge Business (unaudited)	Unallocated Interest (unaudited)	Total
Net income/(loss)	$8,430	$1,029	$2,128	$(945)	$10,642
Depreciation and amortization	1,118	765	4,603	—	6,486
Amortization of deferred drydock and special survey costs	—	1,004	652	—	1,656
Interest expense and finance cost, net	189	1,298	4,089	945	6,521
Income tax expense	—	429	451	—	880

Adjusted EBITDA	$9,737	$4,525	$11,923	$—	$26,185

Three Month Period Ended September 30, 2014

(Expressed in thousands of U.S. dollars)	Port Terminal Business (unaudited)	Cabotage Business (unaudited)	Barge Business (unaudited)	Unallocated Interest (unaudited)	Total
Net income/(loss)	$7,193	$326	$(3,395)	$(1,052)	$3,072
Depreciation and amortization	1,101	664	4,887	—	6,652
Amortization of deferred drydock and special survey costs	—	950	746	—	1,696
Interest expense and finance cost, net	481	1,308	3,995	1,052	6,836
Income tax (benefit)/expense	(2)	432	(559)	—	(129)

Adjusted EBITDA	$8,773	$3,680	$5,674	$—	$18,127

Adjusted EBITDA increased by $8.1 million to $26.2 million for the three month period ended September 30, 2015, as compared to $18.1 million for the same period of 2014. This increase was mainly due to (a) a $1.7 million increase in time charter, voyage and port terminal revenues, of which $1.6 million was attributable to the port terminal business and $1.5 million was attributable to the cabotage business, partially offset by a $1.4 million decrease in the barge business, (b) a $13.1 million decrease in the cost of products sold in the port terminal business, (c) a $4.9 million decrease in time charter, voyage and port terminal expenses, of which $4.7 million was attributable to the barge business and $0.2 million was attributable to the cabotage business, (d) a $1.4 million decrease in direct vessel expenses (excluding the amortization of the deferred drydock and special survey costs), of which $2.1 million was attributable to the barge business, partially offset by a $0.7 million increase in the cabotage business and (e) a $0.7 million decrease in general and administrative expenses attributable to the barge business. This increase was partially offset by (a) a $13.5 million decrease in the sales of products at the port terminal business and (b) a $0.2 million increase in other expense, net, of which $0.2 million was attributable to the port terminal business and $0.2 million was attributable to the cabotage business, partially offset by a $0.2 million decrease in the barge business.

Nine Month Period Ended September 30, 2015

(Expressed in thousands of U.S. dollars)	Port Terminal Business (unaudited)	Cabotage Business (unaudited)	Barge Business (unaudited)	Unallocated Interest (unaudited)	Total
Net income/(loss)	$21,446	$709	$1,742	$(3,017)	$20,880
Depreciation and amortization	3,321	2,098	14,125	—	19,544
Amortization of deferred drydock and special survey costs	—	3,239	1,880	—	5,119
Interest expense and finance cost, net	592	3,996	12,464	3,017	20,069
Income tax expense/(benefit)	—	1,450	(2,555)	—	(1,105)

Adjusted EBITDA	$25,359	$11,492	$27,656	$—	$64,507

Nine Month Period Ended September 30, 2014

(Expressed in thousands of U.S. dollars)	Port Terminal Business (unaudited)	Cabotage Business (unaudited)	Barge Business (unaudited)	Unallocated Interest (unaudited)	Total
Net income/(loss)	$18,999	$1,139	$(36,462)	$(2,216)	$(18,540)
Loss on bond extinguishment	—	5,000	22,281	—	27,281
Depreciation and amortization	3,278	1,992	13,431	—	18,701
Amortization of deferred drydock and special survey costs	—	2,363	1,883	—	4,246
Interest expense and finance cost, net	459	4,231	14,093	2,216	20,999
Income tax (benefit)/expense	(170)	1,756	(757)	—	829

Adjusted EBITDA	$22,566	$16,481	$14,469	$—	$53,516

Adjusted EBITDA increased by $11.0 million to $64.5 million for the nine month period ended September 30, 2015, as compared to $53.5 million for the same period of 2014. This increase was mainly due to (a) a $5.8 million increase in time charter, voyage and port terminal revenues, of which $3.5 million was attributable to the port terminal business and $3.4 million was attributable to the cabotage business, partially offset by a $1.1 million decrease in the barge business, (b) a $10.6 million decrease in time charter, voyage and port terminal expenses, of which $11.7 million was attributable to the barge business, partially offset by a $0.8 million increase attributable to the cabotage business and a $0.3 million increase attributable to the port terminal business and (c) a $2.5 million decrease in the cost of products sold in the port terminal business. This increase was partially offset by (a) a $3.1 million increase in direct vessel expenses (excluding the amortization of the deferred drydock and special survey costs), attributable to a $7.1 million increase in the cabotage business, partially offset by a $4.0 million decrease in the barge business, (b) a $1.8 million decrease in sales of products in the port terminal business, (c) a $2.9 million increase in other expense, net, of which $1.9 million was attributable to the barge business, $0.8 million was attributable to the port terminal business and $0.2 million was attributable to the cabotage business and (d) a $0.1 million increase in general and administrative expenses, attributable to a $0.3 million increase in the port terminal business and a $0.2 million increase in the cabotage business, partially offset by a $0.4 million decrease in the barge business.

Long-term Debt Obligations and Credit Arrangements

Senior Notes

On April 22, 2014, Navios Logistics and its wholly owned subsidiary Navios Logistics Finance (US) Inc. (“Logistics Finance” and together with Navios Logistics, the “Co-Issuers”) issued $375.0 million in aggregate principal amount of Senior Notes due on May 1, 2022 (the “2022 Senior Notes”), at a fixed rate of 7.25%. The net proceeds from the sale of the 2022 Senior Notes were partially used to redeem any and all of Navios Logistics then-outstanding 9.25% Senior Notes due 2019 (the “2019 Senior Notes”) and pay related transaction fees and expenses. The 2022 Senior Notes are unregistered and are fully and unconditionally guaranteed, jointly and severally, by all of Navios Logistics’ direct and indirect subsidiaries except for Horamar do Brasil Navegação Ltda (“Horamar do Brasil”), Naviera Alto Parana S.A. (“Naviera Alto Parana”) and Terra Nova S.A. (“Terra Nova”), which are deemed to be immaterial, and Logistics Finance, which is the co-issuer of the 2022 Senior Notes. The subsidiary guarantees are “full and unconditional,” except that the indenture provides for an individual subsidiary’s guarantee to be automatically released in certain customary circumstances, such as in connection with a sale or other disposition of all or substantially all of the assets of the subsidiary, in connection with the sale of a majority of the capital stock of the subsidiary, if the subsidiary is designated as an “unrestricted subsidiary” in accordance with the indenture, upon liquidation or dissolution of the subsidiary or upon legal or covenant defeasance or satisfaction and discharge of the 2022 Senior Notes.

The Co-Issuers have the option to redeem the 2022 Senior Notes in whole or in part, at their option, at any time (i) before May 1, 2017, at a redemption price equal to 100% of the principal amount plus the applicable make-whole premium plus accrued and unpaid interest, if any, to the redemption date and (ii) on or after May 1, 2017, at a fixed price of 105.438%, which price declines ratably until it reaches par in 2020. At any time before May 1, 2017, the Co-Issuers may redeem up to 35% of the aggregate principal amount of the 2022 Senior Notes with the net proceeds of an equity offering at 107.250% of the principal amount of the 2022 Senior Notes, plus accrued and unpaid interest, if any, to the redemption date so long as at least 65% of the originally issued aggregate principal amount of the 2022 Senior Notes remains outstanding after such redemption. In addition, upon the occurrence of certain change of control events, the holders of the 2022 Senior Notes will have the right to require the Co-Issuers to repurchase some or all of the 2022 Senior Notes at 101% of their face amount, plus accrued and unpaid interest to the repurchase date.

The indenture contains covenants which, among other things, limit the incurrence of additional indebtedness, issuance of certain preferred stock, the payment of dividends in excess of 6% per annum of the net proceeds received by or contributed to Navios Logistics in or from any public offering, redemption or repurchase of capital stock or making restricted payments and investments, creation of certain liens, transfer or sale of assets, entering into transactions with affiliates, merging or consolidating or selling all or substantially all of Navios Logistics’ properties and assets and creation or designation of restricted subsidiaries.

The 2022 Senior Notes include customary events of default, including failure to pay principal and interest on the 2022 Senior Notes, a failure to comply with covenants, a failure by Navios Logistics or any significant subsidiary or any group of our restricted subsidiaries that, taken together, would constitute a significant subsidiary to pay material judgments or indebtedness and bankruptcy and insolvency events with respect to us or any significant subsidiary or any group of our restricted subsidiaries that, taken together, would constitute a significant subsidiary.

As of September 30, 2015, all subsidiaries, including Logistics Finance, Horamar do Brasil, Naviera Alto Parana and Terra Nova are 100% owned. Logistics Finance, Horamar do Brasil, Naviera Alto Parana and Terra Nova do not have any independent assets or operations.

In addition, there are no significant restrictions on (i) the ability of the parent company, any issuer (or co-issuer) or any guarantor subsidiaries of the 2022 Senior Notes to obtain funds by dividend or loan from any of their subsidiaries or (ii) the ability of any subsidiaries to transfer funds to the issuer (or co-issuer) or any guarantor subsidiaries.

Other Indebtedness

In connection with the acquisition of Hidronave South American Logistics S.A. (“Hidronave S.A.”), on October 29, 2009, Navios Logistics assumed a $0.8 million loan facility that was entered into by Hidronave S.A. in 2001 in order to finance the construction of the pushboat Nazira.

As of September 30, 2015, the outstanding loan balance was $0.4 million. The loan facility bears a fixed interest rate of 600 basis points. The loan will be repaid in monthly installments and the final repayment date must occur prior to August 10, 2021.

We were in compliance with all the covenants as of September 30, 2015.

The maturity table below reflects the principal payments for the next five years and thereafter on all credit facilities outstanding as of September 30, 2015, based on the repayment schedule of the respective loan facilities (as described above).

Payment due by period	September 30, 2015 (Amounts in millions of U.S. dollars)
September 30, 2016	0.1
September 30, 2017	0.1
September 30, 2018	0.1
September 30, 2019	0.1
September 30, 2020	0.1
September 30, 2021 and thereafter	375.0

Total long-term borrowings	$375.5

Contractual Obligations:

The following table summarizes Navios Logistics’ contractual obligations as of September 30, 2015:

Contractual Obligations (Amounts in millions of U.S. dollars)	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
Long-term debt obligations(1)	$0.1	$0.2	$0.2	$375.0	$375.5
Operating lease obligations (barges)	1.0	—	—	—	1.0
Capital lease obligations(2)	3.0	4.8	13.4	—	21.2
Acquisition of three pushboats(3)	13.8	—	—	—	13.8
Acquisition of chartered-in fleet obligations(4)	3.8	—	—	—	3.8
Dry port expansion(5)	80.8	12.4	—	—	93.2
Rent obligations(6)	0.9	1.0	0.2	—	2.1

Total	$103.4	$18.4	$13.8	$375.0	$510.6

(1)	Represents principal payments on amounts drawn on our outstanding credit facilities that bear interest at fixed interest rates. The amounts in the table exclude fixed interest payments of $27.2 million (less than 1 year), $54.4 million (1-3 years), $54.4 million (3-5 years) and $54.4 million (more than 5 years). Interest payments are based on the terms of the outstanding debt obligations.
(2)	Future remaining contractual payments for the two of our cabotage vessels under capital lease, the Ferni H and the San San H.
(3)	Future remaining contractual payments for the acquisition of three pushboats.
(4)	Future remaining contractual payments for the acquisition of one pushboat and three liquid barges.
(5)	Future remaining contractual payments for works related to the expansion of Navios Logistics’ dry port facility, which is expected to be financed through committed export financing up to $42.0 million (including all costs related to the export financing) and cash on hand.
(6)	Navios Logistics has several lease agreements with respect to its various operating offices. For a detailed discussion of Navios Logistics’ lease agreements, refer to “Item 4.D. Property, Plants and Equipment,” included in the 2014 Form 20-F.

Working Capital Position

On September 30, 2015, Navios Logistics’ current assets totaled $124.7 million, while current liabilities totaled $53.4 million, resulting in a positive working capital position of $71.3 million. Navios Logistics’ cash forecast indicates that Navios Logistics will generate sufficient cash for at least the next 12 months to make the required principal and interest payments on Navios Logistics’ indebtedness, provide for the normal working capital requirements of the business and remain in a positive cash position.

Navios Logistics’ Argentine subsidiaries could be prevented from transferring funds outside of Argentina. While projections indicate that existing cash balances and operating cash flows will be sufficient to service the existing indebtedness, Navios Logistics continues to review its cash flows with a view toward increasing working capital.

Capital Expenditures

On December 15, 2014, Navios Logistics acquired two companies for a total consideration of $17.0 million. These companies, as free zone direct users, hold the right to occupy approximately 53 acres of undeveloped riverfront land located in the Nueva Palmira free zone in Uruguay, adjacent to Navios Logistics’ existing port. On September 15, 2015, the Company paid $6.8 million, representing the balance of the purchase price for this acquisition.

On June 30, 2015, the Company entered into an agreement for the restructuring of its capital leases for the Ferni H and the San San H, by extending their duration until January 2020 and April 2020, respectively, and amending the purchase price obligation to $5.3 million and $5.2 million, respectively, payable at the end of the extended period. As of September 30, 2015, the obligations for these vessels were accounted for as capital leases and the lease payments during the nine month period ended September 30, 2015 were $1.0 million.

On February 11, 2014, the Company entered into an agreement for the construction of three newbuilding pushboats with a purchase price of $7.6 million for each pushboat. As of September 30, 2015, the Company had paid $11.5 million related to the construction of the new pushboats, which are expected to be delivered in the first quarter of 2016.

As of September 30, 2015, Navios Logistics had paid $22.7 million relating to the expansion of its dry port terminal in Uruguay.

Dividend Policy

The payment of dividends is at the discretion of Navios Logistics’ board of directors. Navios Logistics anticipates retaining most of its future earnings, if any, for use in its operations and the expansion of its business. Any determination as to dividend policy will be made by Navios Logistics’ board of directors and will depend on a number of factors, including the requirements of Marshall Islands law, Navios Logistics’ future earnings, capital requirements, financial condition and future prospects and such other factors as Navios Logistics’ board of directors may deem relevant. Marshall Islands law generally prohibits the payment of dividends other than from surplus, when a company is insolvent or if the payment of the dividend would render the company insolvent.

Navios Logistics’ ability to pay dividends is also restricted by the terms of the indenture governing its 2022 Senior Notes.

Because Navios Logistics is a holding company with no material assets other than the stock of its subsidiaries, its ability to pay dividends is dependent upon the earnings and cash flow of its subsidiaries and their ability to pay dividends to Navios Logistics. If there is a substantial decline in any of the markets in which Navios Logistics participates, its earnings will be negatively affected, thereby limiting its ability to pay dividends.

Concentration of Credit Risk

Accounts Receivable

Concentration of credit risk with respect to accounts receivables are limited due to Navios Logistics large number of customers, who are established international operators and have an appropriate credit history. Due to these factors, management believes that no additional credit risk beyond amounts provided for collection losses is inherent in the Company’s trade receivables. For the nine month period ended September 30, 2015, two customers, Vale and Cammesa, accounted for 26.6% and 15.6% of Navios Logistics’ revenues, respectively. For the nine month period ended September 30, 2014, two customers, Vale and Cammessa, accounted for 20.4% and 14.7% of Navios Logistics’ revenues, respectively.

Cash Deposits with Financial Institutions

Cash deposits in excess of amounts covered by government-provided insurance are exposed to loss in the event of non-performance by financial institutions. Although Navios Logistics maintains cash deposits in excess of government-provided insurance limits, Navios Logistics minimizes its exposure to credit risk by dealing with a diversified group of major financial institutions.

Off-Balance Sheet Arrangements

Charter hire payments to third parties for chartered-in barges and pushboats are treated as operating leases for accounting purposes. Navios Logistics is also committed to making rental payments under various operating leases for office and other premises.

The Company issued a guarantee and indemnity letter that guarantees the performance by Petrolera San Antonio S.A. of all its obligations to Vitol S.A. up to $12.0 million. This guarantee expires on March 1, 2016.

Legal Proceedings

The Company is subject to legal proceedings, claims and contingencies arising in the ordinary course of business. When such amounts can be estimated and the contingency is probable, management accrues the corresponding liability. While the ultimate outcome of lawsuits or other proceedings against the Company cannot be predicted with certainty, management does not believe the costs, individually or in aggregate, of such actions will have a material effect on the Company’s consolidated financial position, results of operations or cash flows.

Related Party Transactions

Balance due to affiliates as of September 30, 2015 amounted to $0.1 million ($1.8 million as of December 31, 2014) which includes the current amounts due to Navios Holdings.

General and administrative expenses: On April 12, 2011, Navios Logistics entered into an administrative services agreement for a term of five years, with Navios Holdings, pursuant to which Navios Holdings provides certain administrative management services to Navios Logistics. Such services include bookkeeping, audit and accounting services, legal and insurance services, administrative and clerical services, banking and financial services, advisory services, client and investor relations and other services. Navios Holdings is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. Total general and administrative fees charged for the three and nine month periods ended September 30, 2015 amounted to $0.2 million and $0.6 million, respectively ($0.2 million and $0.6 million for the three and nine month periods ended September 30, 2014, respectively).

Due to related parties, net: During the second half of 2012, Navios Logistics acquired one pushboat and three liquid barges, which were previously chartered-in by Navios Logistics, from Holdux Maritima Leasing Corp., a Panamanian company owned by members of the family of Mr. Horacio Alfredo Lopez, the father of Mr. Claudio Pablo Lopez, Navios Logistics’ Chief Executive Officer and Vice Chairman, Mr. Carlos Augusto Lopez, Navios Logistics’ Chief Commercial Officer—Shipping Division and Mr. Horacio Enrique Lopez, Navios Logistics’ Chief Operating Officer—Shipping Division. The total consideration for the acquisition was $13.4 million to be paid in one initial payment and seven semiannual installments with the final installment payable on June 30, 2016. As of September 30, 2015, the Company had paid $9.6 million and the remaining balance was $3.8 million.

Lodging and travel services: Navios Logistics obtains lodging and travel services from Empresa Hotelera Argentina S.A./(NH Lancaster) and Pit Jet S.A., both owned by members of the Lopez family, including Claudio Pablo Lopez, Navios Logistics’ Chief Executive Officer and Vice Chairman and Carlos Augusto Lopez, Navios Logistics’ Chief Commercial Officer—Shipping Division, each of whom has no controlling interest in those companies. Total charges were less than $0.1 million for both the three and nine month periods ended September 30, 2015 and $0.2 million for the three and nine month periods ended September 30, 2014 and amounts payable amounted to less than $0.1 million both as of September 30, 2015 and as of December 31, 2014.

Navios Logistics believes that the transactions discussed above were made on terms no less favorable to the Company than would have been obtained from unaffiliated third parties.

Quantitative and Qualitative Disclosures about Market Risks

Navios Logistics is exposed to certain risks related to interest rates, foreign currency and time charter hire rate fluctuation. Risk management is carried out under policies approved by executive management.

Interest Rate Risk:

Debt Instruments - As of September 30, 2015 and December 31, 2014, Navios Logistics had a total of $375.4 million and $375.5 million, respectively, in long-term indebtedness. The debt is U.S dollar-denominated and bears interest at a fixed rate.

Interest rates on the loan facility of Hidronave S.A. and the 2022 Senior Notes are fixed and, therefore, changes in interest rates affect their fair value which as of September 30, 2015 was $0.4 million and $339.6 million, respectively, but do not affect the related interest expense.

For a detailed discussion of Navios Logistics’ debt instruments refer to section “Long-term Debt Obligations and Credit Arrangements” included elsewhere in this document.

Foreign Currency Transactions:

For the nine month periods ended September 30, 2015 and 2014 approximately 59.3% and 50.2%, respectively, of Navios Logistics’ expenses were incurred in currencies other than U.S dollars. A change in exchange rates between the U.S. dollar and each of the foreign currencies the Company transacts by 1.00% would change Navios Logistics’ net income for the nine month period ended September 30, 2015 by $0.7 million. See also “Factors Affecting Navios Logistics’ Results of Operations.”

Inflation and Fuel Price Increases

See “Factors Affecting Navios Logistics’ Results of Operations.”

Recent accounting pronouncements

In July 2015, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2015-11, “Simplifying the measurement of inventory”. Topic 330—Inventory, currently requires an entity to measure inventory at the lower of cost or market. Market could be replacement cost, net realizable value, or net realizable value less an approximately normal profit margin. The amendments in this ASU require an entity to measure inventory at the lower of cost and net realizable value. For public business entities, the amendments in this ASU are effective for fiscal years beginning after December 15, 2016, including interim periods within those fiscal years. The amendments in this ASU should be applied prospectively with earlier application permitted as of the beginning of an interim or annual reporting period. The adoption of this new standard is not expected to have a material impact on Navios Logistics’ results of operations, financial position or cash flows.

In February 2015, the FASB issued ASU 2015-02, “Consolidation (Topic 810)—Amendments to the Consolidation Analysis”, which amends the criteria for determining which entities are considered variable interest entities (“VIEs”), amends the criteria for determining if a service provider possesses a variable interest in a VIE and ends the deferral granted to investment companies for application of the VIE consolidation model. The ASU is effective for interim and annual periods beginning after December 15, 2015. Early application is permitted. We do not expect the adoption of this ASU to have a material impact on the Company’s results of operations, financial position or cash flows, except if Navios Logistics were to enter into new arrangements in 2015 that fall into the scope prior to adoption of this standard.

In January 2015, the FASB issued ASU 2015-01, Income Statement Extraordinary and Unusual Items. This standard eliminates the concept of extraordinary and unusual items from U.S. GAAP. The new standard is effective for annual and interim periods after December 15, 2015. Early adoption is permitted. Navios Logistics plans to adopt this standard effective January 1, 2016. The adoption of the new standard is not expected to have a material impact on Navios Logistics’ results of operations, financial position or cash flows.

In August 2014, the FASB issued ASU No. 2014-15, Presentation of Financial Statements-Going Concern (Subtopic 205-40): Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern. This standard requires management to assess an entity’s ability to continue as a going concern, and to provide related footnote disclosures in certain circumstances. Before this new standard, no accounting guidance existed for management on when and how to assess or disclose going concern uncertainties. The amendments are effective for annual periods ending after December 15, 2016, and interim periods within annual periods beginning after December 15, 2016. Early application is permitted. We plan to adopt this standard effective January 1, 2017. The adoption of the new standard is not expected to have a material impact on Navios Logistics’ results of operations, financial position or cash flows.

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers, clarifying the method used to determine the timing and requirements for revenue recognition on the statements of income. Under the new standard, an entity must identify the performance obligations in a contract, the transaction price and allocate the price to specific performance obligations to recognize the revenue when the obligation is completed. The amendments in this update also require disclosure of sufficient information to allow users to understand the nature, amount, timing and uncertainty of revenue and cash flow arising from contracts. The new accounting guidance was originally effective for interim and annual periods beginning after December 15, 2016. In August 2015, the FASB issued ASU 2015-14 to defer the effective date of ASU 2014-09 for all entities by one year. The standard will be effective for public entities for annual reporting periods beginning after December 15, 2017 and interim periods therein. Navios Logistics is currently reviewing the effect of ASU No. 2014-09 on its revenue recognition.

Critical Accounting Policies

The Navios Logistics’ interim consolidated financial statements have been prepared in accordance with U.S. GAAP. The preparation of these financial statements requires Navios Logistics to make estimates in the application of its accounting policies based on the best assumptions, judgments and opinions of management.

The Company’s most critical accounting policies and estimates are those that involve subjective decisions or assessments and are included in the Company’s 2014 Form 20-F.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(Expressed in thousands of U.S. dollars—except share data)

	Notes	September 30, 2015 (unaudited)	December 31, 2014 (unaudited)
ASSETS
Current assets
Cash and cash equivalents		$87,335	$71,931
Accounts receivable, net		23,197	29,317
Prepaid expenses and other current assets		9,762	10,618
Inventories		4,399	12,435

Total current assets		124,693	124,301

Deposits for vessels, port terminals and other fixed assets	3	34,177	23,225
Vessels, port terminals and other fixed assets, net	3	433,382	443,625
Intangible assets other than goodwill	4	68,029	70,897
Goodwill		104,096	104,096
Other long-term assets		22,142	19,989

Total noncurrent assets		661,826	661,832

Total assets		$786,519	$786,133

LIABILITIES AND EQUITY
Current liabilities
Accounts payable		$16,640	$29,378
Due to affiliate companies	7	96	1,783
Accrued expenses		26,302	18,058
Deferred income		3,434	6,182
Due to related parties, net	7	3,795	5,469
Other current liabilities		—	6,800
Current portion of capital lease obligations	3	3,035	1,449
Current portion of long-term debt	5	69	69

Total current liabilities		$53,371	69,188

Senior notes, net	5	366,937	366,250
Due to related parties, net		—	1,896
Long-term debt, net of current portion	5	339	390
Capital lease obligations, net of current portion	3	18,139	20,911
Deferred tax liability		12,162	12,735
Other long-term liabilities		916	988

Total non-current liabilities		$398,493	403,170

Total liabilities		$451,864	472,358

Commitments and contingencies	6	—	—
STOCKHOLDERS’ EQUITY
Common stock—$1.00 par value: 50,000,000 authorized shares; 20,000 shares issued and outstanding for both, September 30, 2015 and December 31, 2014		20	20
Additional paid-in capital		303,441	303,441
Retained earnings		31,194	10,314

Total stockholders’ equity		334,655	313,775

Total liabilities and stockholders’ equity		$786,519	$786,133

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Expressed in thousands of U.S. dollars—except share data)

	Notes	Three Month Period Ended September 30, 2015 (unaudited)	Three Month Period Ended September 30, 2014 (unaudited)	Nine Month Period Ended September 30, 2015 (unaudited)	Nine Month Period Ended September 30, 2014 (unaudited)
Time charter, voyage and port terminal revenues		$60,145	$58,422	$164,673	$158,885
Sales of products		7,166	20,714	33,956	35,817
Time charter, voyage and port terminal expenses		(8,601)	(13,465)	(25,741)	(36,340)
Direct vessel expenses		(21,358)	(22,752)	(62,313)	(58,388)
Cost of products sold		(6,870)	(19,986)	(31,789)	(34,335)
Depreciation and amortization	3,4	(6,486)	(6,652)	(19,544)	(18,701)
General and administrative expenses		(3,101)	(3,778)	(10,618)	(10,537)
Interest expense and finance cost, net		(6,521)	(6,836)	(20,069)	(20,999)
Loss on bond extinguishment	5	—	—	—	(27,281)
Other expense, net		(2,852)	(2,724)	(8,780)	(5,832)

Income/(loss) before income taxes		$11,522	$2,943	$19,775	$(17,711)
Income tax (expense)/benefit		(880)	129	1,105	(829)

Net income/(loss)		$10,642	$3,072	$20,880	$(18,540)

Basic and diluted net earnings/(loss) per share		$0.53	$0.15	$1.04	$(0.93)

Weighted average number of shares, basic and diluted	8	20,000	20,000	20,000	20,000

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in thousands of U.S. dollars)

	Notes	Nine Month Period Ended September 30, 2015 (unaudited)	Nine Month Period Ended September 30, 2014 (unaudited)
OPERATING ACTIVITIES:
Net income/(loss)		$20,880	$(18,540)
Adjustments to reconcile net income/(loss) to net cash provided by operating activities:
Non-cash adjustments		24,276	29,279
Decrease/(increase) in operating assets		14,389	(13,201)
(Decrease)/increase in operating liabilities		(14,226)	25,717
Payments for drydock and special survey costs		(6,941)	(3,973)

Net cash provided by operating activities		38,378	19,282

INVESTING ACTIVITIES:
Acquisition of vessels, port terminals and other fixed assets		(5,933)	(57,990)
Deposits for vessels, port terminals and other fixed assets		(9,213)	(20,545)

Net cash used in investing activities		(15,146)	(78,535)

FINANCING ACTIVITIES:
Proceeds on issuance of 2022 Senior Notes	5	—	375,000
Repayment of 2019 Senior Notes	5	—	(290,000)
Payment for acquisition of intangible asset	4	(6,800)	—
Repayments of long-term debt	5	(51)	(52)
Payments of obligations under capital leases		(977)	(1,040)
Debt issuance costs	5	—	(9,268)

Net cash (used in)/provided by financing activities		(7,828)	74,640

Net increase in cash and cash equivalents		15,404	15,387

Cash and cash equivalents, beginning of period		71,931	86,569

Cash and cash equivalents, end of period		$87,335	$101,956

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Cash paid for interest, net of capitalized interest		$12,672	$13,199
Cash paid for income taxes		$—	$373
Non cash investing activities:
Revaluation of vessels due to restructuring of capital lease obligation		$210	$—
Decrease in capital lease obligation due to restructuring		$(210)	$—
Deposits for vessels, port terminals and other fixed assets		$(1,739)	$—
Acquisition of vessels, port terminals and other fixed assets		$(710)	$(4,390)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Expressed in thousands of U.S. dollars—except share data)

	Number of shares	Common Stock	Additional Paid-In Capital	Retained Earnings	Total Stockholders’ Equity
Balance December 31, 2013	20,000	$20	$303,441	$27,018	$330,479
Net loss	—	—	—	(18,540)	(18,540)

Balance September 30, 2014 (unaudited)	20,000	$20	$303,441	$8,478	$311,939

Balance December 31, 2014	20,000	$20	$303,441	$10,314	$313,775
Net income	—	—	—	20,880	20,880

Balance September 30, 2015 (unaudited)	20,000	$20	$303,441	$31,194	$334,655

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

UNAUDITED CONDENSED NOTES TO THE

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

NOTE 1: DESCRIPTION OF BUSINESS

Navios South American Logistics Inc. (“Navios Logistics” or the “Company”) is one of the largest logistics companies in the Hidrovia region of South America, focusing on the Hidrovia river system, the main navigable river system in the region, and on cabotage trades along the eastern coast of South America. Navios Logistics is focused on providing its customers integrated transportation, storage and related services through its port facilities, its large, versatile fleet of dry and liquid cargo barges and its product tankers. Navios Logistics serves the needs of a number of growing South American industries, including mineral and grain commodity providers as well as users of refined petroleum products.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

(a) Basis of Presentation:

The accompanying interim condensed consolidated financial statements are unaudited, but, in the opinion of management, reflect all adjustments for a fair statement of Navios Logistics’ consolidated financial positions, statement of changes in equity, statements of operations and cash flows for the periods presented. Adjustments consist of normal, recurring entries. The results of operations for the interim periods are not necessarily indicative of results for the full year. The footnotes are condensed as permitted by the requirements for interim financial statements and, accordingly, do not include information and disclosures required under United States generally accepted accounting principles (“U.S. GAAP”) for complete financial statements. These interim financial statements should be read in conjunction with the Company’s audited consolidated financial statements and notes included in Navios Logistics’ 2014 annual report filed on Form 20-F with the Securities and Exchange Commission (“SEC”).

Change in Accounting Principle

The Company historically presented deferred debt issuance costs, or fees related to directly issuing debt, as long-term assets on the consolidated balance sheets. During the first quarter of 2015, the Company adopted guidance codified in ASU 2015-03 Interest -Imputation of Interest (Subtopic 835-30), Simplifying the Presentation of Debt Issuance Costs (“ASU 2015-03”). The guidance simplifies the presentation of debt issuance costs by requiring debt issuance costs to be presented as a deduction from the corresponding liability, consistent with debt discounts. The recognition and measurement guidance for debt issuance costs is not affected. Therefore, these costs will continue to be amortized as interest expense using the effective interest method pursuant to ASC 835-30-35-2 through 35-3. The Company elected to early adopt the requirements of ASU 2015-03 effective beginning from the first quarter ended March 31, 2015 and applied this guidance retrospectively to all prior periods presented in the Company’s financial statements.

The reclassification does not impact net income as previously reported or any prior amounts reported on the statements of operations, or the consolidated statements of cash flows. The effect of the retrospective application of this change in accounting principle on the Company’s consolidated balance sheets as of December 31, 2014 resulted in a reduction of Total non-current assets and Total assets in the amount of $8,750, with a corresponding decrease of $8,750 in Senior notes, net and Total non-current liabilities.

(b) Principles of Consolidation:

The accompanying interim condensed consolidated financial statements include the accounts of Navios Logistics and its subsidiaries, both majority and wholly-owned. All significant intercompany balances and transactions between these entities have been eliminated in the consolidated statements.

Subsidiaries Included in the Consolidation:

Subsidiaries are those entities in which the Company has an interest of more than one half of the voting rights or otherwise has power to govern the financial and operating policies. The acquisition method of accounting is used to account for the acquisition of subsidiaries. The cost of an acquisition is measured as the fair value of the assets given up, shares issued or liabilities undertaken at the date of acquisition. The excess of the cost of acquisition over the fair value of the net assets acquired and liabilities assumed is recorded as goodwill.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

UNAUDITED CONDENSED NOTES TO THE

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

				Statement of Operations
	Country of	Nature	Percentage of	Period Ended September 30,
Company Name	Incorporation		Ownership	2015	2014
Corporacion Navios S.A.	Uruguay	Operating Company	100%	1/1-9/30	1/1-9/30
Energias Renovables del Sur S.A.	Uruguay	Port-Terminal Rights Owning Company	100%	1/1-9/30	1/1-9/30
Nauticler S.A.	Uruguay	Sub-Holding Company	100%	1/1-9/30	1/1-9/30
Compania Naviera Horamar S.A.	Argentina	Vessel-Operating Management Company	100%	1/1-9/30	1/1-9/30
Compania de Transporte Fluvial International S.A.	Uruguay	Sub-Holding Company	100%	1/1-9/30	1/1-9/30
Ponte Rio S.A.	Uruguay	Operating Company	100%	1/1-9/30	1/1-9/30
HS Tankers Inc.	Panama	Tanker-Owning Company	100%	1/1-9/30	1/1-9/30
HS Navigation Inc.	Panama	Tanker-Owning Company	100%	1/1-9/30	1/1-9/30
HS Shipping Ltd. Inc.	Panama	Tanker-Owning Company	100%	1/1-9/30	1/1-9/30
HS South Inc.	Panama	Tanker-Owning Company	100%	1/1-9/30	1/1-9/30
Petrovia Internacional S.A.	Uruguay	Land-Owning Company	100%	1/1-9/30	1/1-9/30
Mercopar S.A.	Paraguay	Operating/Barge-Owning Company	100%	1/1-9/30	1/1-9/30
Petrolera San Antonio S.A.	Paraguay	Port Facility-Owning Company	100%	1/1-9/30	1/1-9/30
Stability Oceanways S.A.	Panama	Barge and Pushboat-Owning Operating Company	100%	1/1-9/30	1/1-9/30
Hidronave South American Logistics S.A.	Brazil	Pushboat-Owning Company	100%	1/1-9/30	1/1-9/30
Horamar do Brasil Navegação Ltda	Brazil	Non-Operating Company	100%	1/1-9/30	1/1-9/30
Navarra Shipping Corporation	Marshall Is.	Tanker-Owning Company	100%	1/1-9/30	1/1-9/30
Pelayo Shipping Corporation	Marshall Is.	Tanker-Owning Company	100%	1/1-9/30	1/1-9/30
Navios Logistics Finance (US) Inc.	Delaware	Operating Company	100%	1/1-9/30	1/1-9/30
Varena Maritime Services S.A.	Panama	Barge and Pushboat-Owning Operating Company	100%	1/1-9/30	1/1-9/30
Honey Bunkering S.A.	Panama	Tanker-Owning Company	100%	1/1-9/30	8/20-9/30
Naviera Alto Parana S.A.	Paraguay	Non-Operating Company	100%	1/1-9/30	7/4-9/30
Edolmix S.A.	Uruguay	Port-Terminal Rights Owning Company	100%	1/1-9/30	—
Cartisur S.A.	Uruguay	Port-Terminal Rights Owning Company	100%	1/1-9/30	—
NP Trading S.A.	British Virgin Islands	Sub-Holding Company	100%	1/1-9/30	—
Ruswe International S.A.	Uruguay	Barge-Operating Company	100%	1/1-9/30	—
Terra Nova S.A.	Paraguay	Non-Operating Company	100%	9/30-9/30	—

(c) Use of Estimates:

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. On an on-going basis, management evaluates the estimates and judgments, including those related to uncompleted voyages, future drydock dates, the selection of useful lives for tangible and intangible assets, expected future cash flows from long-lived assets to support impairment tests, impairment testing for goodwill, provisions necessary for losses on accounts receivable and demurrages, provisions for legal disputes, and contingencies. Management bases its estimates and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from those estimates under different assumptions and/or conditions.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

UNAUDITED CONDENSED NOTES TO THE

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

(d) Recent accounting pronouncements:

In July 2015, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2015-11, “Simplifying the measurement of inventory”. Topic 330—Inventory, currently requires an entity to measure inventory at the lower of cost or market. Market could be replacement cost, net realizable value, or net realizable value less an approximately normal profit margin. The amendments in this ASU require an entity to measure inventory at the lower of cost and net realizable value. For public business entities, the amendments in this ASU are effective for fiscal years beginning after December 15, 2016, including interim periods within those fiscal years. The amendments in this ASU should be applied prospectively with earlier application permitted as of the beginning of an interim or annual reporting period. The adoption of this new standard is not expected to have a material impact on Navios Logistics’ results of operations, financial position or cash flows.

In February 2015, the FASB issued ASU 2015-02, “Consolidation (Topic 810)—Amendments to the Consolidation Analysis”, which amends the criteria for determining which entities are considered variable interest entities (“VIEs”), amends the criteria for determining if a service provider possesses a variable interest in a VIE and ends the deferral granted to investment companies for application of the VIE consolidation model. The ASU is effective for interim and annual periods beginning after December 15, 2015. Early application is permitted. We do not expect the adoption of this ASU to have a material impact on the Company’s results of operations, financial position or cash flows, except if Navios Logistics were to enter into new arrangements in 2015 that fall into the scope prior to adoption of this standard.

In January 2015, the FASB issued ASU 2015-01, Income Statement Extraordinary and Unusual Items. This standard eliminates the concept of extraordinary and unusual items from U.S. GAAP. The new standard is effective for annual and interim periods after December 15, 2015. Early adoption is permitted. Navios Logistics plans to adopt this standard effective January 1, 2016. The adoption of the new standard is not expected to have a material impact on Navios Logistics’ results of operations, financial position or cash flows.

In August 2014, the FASB issued ASU No. 2014-15, Presentation of Financial Statements-Going Concern (Subtopic 205-40): Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern. This standard requires management to assess an entity’s ability to continue as a going concern, and to provide related footnote disclosures in certain circumstances. Before this new standard, no accounting guidance existed for management on when and how to assess or disclose going concern uncertainties. The amendments are effective for annual periods ending after December 15, 2016, and interim periods within annual periods beginning after December 15, 2016. Early application is permitted. We plan to adopt this standard effective January 1, 2017. The adoption of the new standard is not expected to have a material impact on Navios Logistics’ results of operations, financial position or cash flows.

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers, clarifying the method used to determine the timing and requirements for revenue recognition on the statements of income. Under the new standard, an entity must identify the performance obligations in a contract, the transaction price and allocate the price to specific performance obligations to recognize the revenue when the obligation is completed. The amendments in this update also require disclosure of sufficient information to allow users to understand the nature, amount, timing and uncertainty of revenue and cash flow arising from contracts. The new accounting guidance was originally effective for interim and annual periods beginning after December 15, 2016. In August 2015, the FASB issued ASU 2015-14 to defer the effective date of ASU 2014-09 for all entities by one year. The standard will be effective for public entities for annual reporting periods beginning after December 15, 2017 and interim periods therein. Navios Logistics is currently reviewing the effect of ASU No. 2014-09 on its revenue recognition.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

UNAUDITED CONDENSED NOTES TO THE

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

NOTE 3: VESSELS, PORT TERMINALS AND OTHER FIXED ASSETS, NET

Vessels, port terminals and other fixed assets, net consisted of the following:

Tanker Vessels, Barges and Pushboats	Cost	Accumulated Depreciation	Net Book Value
Balance December 31, 2014	$464,968	$(111,139)	$353,829
Additions	4,939	(13,578)	(8,639)
Restructuring of capital lease	(210)	—	(210)

Balance September 30, 2015	$469,697	$(124,717)	$344,980

Dry Port Terminal	Cost	Accumulated Depreciation	Net Book Value
Balance December 31, 2014	$78,385	$(11,446)	$66,939
Additions	1,140	(1,623)	(483)

Balance September 30, 2015	$79,525	$(13,069)	$66,456

Oil Storage Plant and Port Facilities for Liquid Cargoes	Cost	Accumulated Depreciation	Net Book Value
Balance December 31, 2014	$28,014	$(9,021)	$18,993
Additions	448	(943)	(495)

Balance September 30, 2015	$28,462	$(9,964)	$18,498

Other Fixed Assets	Cost	Accumulated Depreciation	Net Book Value
Balance December 31, 2014	$5,735	$(1,871)	$3,864
Additions	116	(532)	(416)

Balance September 30, 2015	$5,851	$(2,403)	$3,448

Total	Cost	Accumulated Depreciation	Net Book Value
Balance December 31, 2014	$577,102	$(133,477)	$443,625
Additions	6,643	(16,676)	(10,033)
Restructuring of capital lease	(210)	—	(210)

Balance September 30, 2015	$583,535	$(150,153)	$433,382

Certain assets of the Company have been pledged as collateral for a loan facility. As of September 30, 2015 and December 31, 2014, the net book value of such assets was $724 and $831, respectively.

On June 30, 2015, Navios Logistics entered into an agreement for the restructuring of its capital leases for the Ferni H and the San San H, by extending their duration until January 2020 and April 2020, respectively, and amending the purchase price obligation to $5,325 and $5,150, respectively, payable at the end of the extended period. As of September 30, 2015, the obligations for these vessels were accounted for as capital leases and the lease payments during the nine months ended September 30, 2015 and 2014 for both vessels were $977 and $1,040, respectively.

On October 8, 2013, the Company exercised the option for the construction of 36 dry barges. These barges were delivered in the third quarter of 2014. During the nine month period ended September 30, 2015, the Company paid $800, representing transportation and other acquisition costs.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

UNAUDITED CONDENSED NOTES TO THE

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

Deposits for vessels, port terminals and other fixed assets

On February 11, 2014, Navios Logistics entered into an agreement for the construction of three new pushboats with a purchase price of $7,552 for each pushboat. As of September 30, 2015 and December 31, 2014, Navios Logistics had paid $11,484 and $6,920, respectively, for the construction of the new pushboats which are expected to be delivered in the first quarter of 2016.

As of September 30, 2015 and December 31, 2014, Navios Logistics had paid $22,693 and $16,305, respectively, for the expansion of its dry port in Uruguay, which is currently an asset under construction.

Capitalized interest included in deposits for vessels, port terminals and other fixed assets amounted to $2,222 and $693 as of September 30, 2015 and December 31, 2014, respectively.

The following is an analysis of the leased property under capital leases:

Vessels	September 30, 2015
San San H and Ferni H	$32,737
Less: Accumulated amortization	(3,355)

Net book value	$29,382

Future minimum lease payments under capital lease together with the present value of the future minimum lease payments as of September 30, 2015, are as follows:

Payment Due by Period	September 30, 2015
September 30, 2016	$3,669
September 30, 2017	3,517
September 30, 2018	2,190
September 30, 2019	2,190
September 30, 2020	11,682

Total future minimum lease payments (1)	23,248
Less: amount representing interest (2)	(2,074)

Present value of future minimum lease payments (3)	$21,174

(1)	There are no minimum sublease rentals to be reduced by minimum payments.
(2)	Amount necessary to reduce net minimum lease payments to present value calculated at the Company’s incremental borrowing rate at the inception of the lease.
(3)	Reflected in the balance sheet as obligations under capital leases.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

UNAUDITED CONDENSED NOTES TO THE

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

NOTE 4: INTANGIBLE ASSETS OTHER THAN GOODWILL

Intangible assets as of September 30, 2015 and December 31, 2014 consisted of the following:

September 30, 2015	Acquisition Cost	Accumulated Amortization	Net Book Value September 30, 2015
Trade name	$10,420	$(8,076)	$2,344
Port terminal operating rights	53,152	(9,205)	43,947
Customer relationships	36,120	(14,382)	21,738

Total intangible assets	$99,692	$(31,663)	$68,029

December 31, 2014	Acquisition Cost	Additions	Accumulated Amortization	Net Book Value December 31, 2014
Trade name	$10,420	$—	$(7,294)	$3,126
Port terminal operating rights	36,152	17,000	(8,450)	44,702
Customer relationships	36,120	—	(13,051)	23,069

Total intangible assets	$82,692	$17,000	$(28,795)	$70,897

On December 15, 2014, Navios Logistics acquired two companies for a total consideration of $17,000. These companies, as free zone direct users, hold the right to occupy approximately 53 acres of undeveloped riverfront land located in the Nueva Palmira free zone in Uruguay, adjacent to Navios Logistics’ existing port. During the nine months ended September 30, 2015, Navios Logistics paid $6,800, representing the balance of the purchase price.

Amortization expense for the three and nine month periods ended September 30, 2015 amounted to $955 and $2,868, respectively ($955 and $2,848 for the three and nine month periods ended September 30, 2014, respectively). The aggregate amortization of intangibles will be as follows:

Description	Within One Year	Year Two	Year Three	Year Four	Year Five	Thereafter	Total
Trade name	$(1,042)	$(1,042)	$(260)	$—	$—	$—	$(2,344)
Port terminal operating rights	(987)	(1,342)	(1,465)	(1,465)	(1,465)	(37,223)	(43,947)
Customer relationships	(1,776)	(1,776)	(1,776)	(1,776)	(1,776)	(12,858)	(21,738)

Total	$(3,805)	$(4,160)	$(3,501)	$(3,241)	$(3,241)	$(50,081)	$(68,029)

NOTE 5: BORROWINGS

Borrowings consisted of the following:

	September 30, 2015	December 31, 2014
Senior Notes	$375,000	$375,000
Loan for Nazira	408	459

Total borrowings	375,408	375,459
Less: current portion	(69)	(69)
Less: deferred financing costs, net	(8,063)	(8,750)

Total long-term borrowings	$367,276	$366,640

NAVIOS SOUTH AMERICAN LOGISTICS INC.

UNAUDITED CONDENSED NOTES TO THE

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

Senior Notes

On April 22, 2014, Navios Logistics and its wholly owned subsidiary Navios Logistics Finance (US) Inc. (“Logistics Finance” and together with Navios Logistics, the “Co-Issuers”) issued $375,000 in aggregate principal amount of Senior Notes due on May 1, 2022 (the “2022 Senior Notes”), at a fixed rate of 7.25%. The net proceeds from the sale of the 2022 Senior Notes were partially used to redeem any and all of Navios Logistics then-outstanding 9.25% Senior Notes due 2019 and pay related transaction fees and expenses. The 2022 Senior Notes are unregistered and are fully and unconditionally guaranteed, jointly and severally, by all of Navios Logistics’ direct and indirect subsidiaries except for Horamar do Brasil Navegação Ltda (“Horamar do Brasil”), Naviera Alto Parana S.A. (“Naviera Alto Parana”) and Terra Nova S.A. (“Terra Nova”), which are deemed to be immaterial, and Logistics Finance, which is the co-issuer of the 2022 Senior Notes. The subsidiary guarantees are “full and unconditional,” except that the indenture provides for an individual subsidiary’s guarantee to be automatically released in certain customary circumstances, such as in connection with a sale or other disposition of all or substantially all of the assets of the subsidiary, in connection with the sale of a majority of the capital stock of the subsidiary, if the subsidiary is designated as an “unrestricted subsidiary” in accordance with the indenture, upon liquidation or dissolution of the subsidiary or upon legal or covenant defeasance or satisfaction and discharge of the 2022 Senior Notes.

The Co-Issuers have the option to redeem the 2022 Senior Notes in whole or in part, at their option, at any time (i) before May 1, 2017, at a redemption price equal to 100% of the principal amount plus the applicable make-whole premium plus accrued and unpaid interest, if any, to the redemption date and (ii) on or after May 1, 2017, at a fixed price of 105.438%, which price declines ratably until it reaches par in 2020. At any time before May 1, 2017, the Co-Issuers may redeem up to 35% of the aggregate principal amount of the 2022 Senior Notes with the net proceeds of an equity offering at 107.250% of the principal amount of the 2022 Senior Notes, plus accrued and unpaid interest, if any, to the redemption date so long as at least 65% of the originally issued aggregate principal amount of the 2022 Senior Notes remains outstanding after such redemption. In addition, upon the occurrence of certain change of control events, the holders of the 2022 Senior Notes will have the right to require the Co-Issuers to repurchase some or all of the 2022 Senior Notes at 101% of their face amount, plus accrued and unpaid interest to the repurchase date.

As of September 30, 2015 and December 31, 2014, deferred financing costs associated with the 2022 Senior Notes amounted to $8,063 and $8,750, respectively. Interest expense associated with the senior notes amounted to $6,797 and $20,391 for the three and nine month periods ended September 30, 2015, respectively ($6,797 and $20,405 for the three and nine month periods ended September 30, 2014, respectively).

The indenture contains covenants which, among other things, limit the incurrence of additional indebtedness, issuance of certain preferred stock, the payment of dividends in excess of 6% per annum of the net proceeds received by or contributed to Navios Logistics in or from any public offering, redemption or repurchase of capital stock or making restricted payments and investments, creation of certain liens, transfer or sale of assets, entering into transactions with affiliates, merging or consolidating or selling all or substantially all of Navios Logistics’ properties and assets and creation or designation of restricted subsidiaries.

The 2022 Senior Notes include customary events of default, including failure to pay principal and interest on the 2022 Senior Notes, a failure to comply with covenants, a failure by Navios Logistics or any significant subsidiary or any group of our restricted subsidiaries that, taken together, would constitute a significant subsidiary to pay material judgments or indebtedness and bankruptcy and insolvency events with respect to us or any significant subsidiary or any group of our restricted subsidiaries that, taken together, would constitute a significant subsidiary.

As of September 30, 2015, all subsidiaries, including Logistics Finance, Horamar do Brasil, Naviera Alto Parana and Terra Nova are 100% owned. Logistics Finance, Horamar do Brasil, Naviera Alto Parana and Terra Nova do not have any independent assets or operations.

In addition, there are no significant restrictions on (i) the ability of the parent company, any issuer (or co-issuer) or any guarantor subsidiaries of the 2022 Senior Notes to obtain funds by dividend or loan from any of their subsidiaries or (ii) the ability of any subsidiaries to transfer funds to the issuer (or co-issuer) or any guarantor subsidiaries.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

UNAUDITED CONDENSED NOTES TO THE

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

Other Indebtedness

In connection with the acquisition of Hidronave S.A. on October 29, 2009, Navios Logistics assumed a $817 loan facility that was entered into by Hidronave S.A. in 2001, in order to finance the construction of the pushboat Nazira. As of September 30, 2015, the outstanding loan balance was $408 ($459 as of December 31, 2014). The loan facility bears interest at a fixed rate of 600 basis points. The loan is repayable in monthly installments of $6 each and the final repayment must occur prior to August 10, 2021.

In connection with the loan and other long term liabilities, the Company is subject to certain covenants and commitments and certain of its assets are restricted as collateral.

The Company was in compliance with all the covenants as of September 30, 2015.

The maturity table below reflects future payments of the long-term debt outstanding as of September 30, 2015, for the next five years and thereafter.

Year	Amount in thousands of U.S. dollars
September 30, 2016	$69
September 30, 2017	69
September 30, 2018	69
September 30, 2019	69
September 30, 2020	69
September 30, 2021 and thereafter	375,063

Total	$375,408

NOTE 6: COMMITMENTS AND CONTINGENCIES

As of September 30, 2015, the Company had operating lease obligations related to chartered-in barges amounting to $1,008 until August 2016.

As of September 30, 2015, the Company had obligations related to the acquisition of three new pushboats, the expansion of its dry port facility and the remaining installments for the acquisition of the chartered-in fleet, consisting of one pushboat and three liquid barges, (see Notes 3, 4) of $13,777, $93,161 and $3,795, respectively. The maturity table below reflects the remaining future payments of these commitments:

Year	Amount in thousands of U.S. dollars
September 30, 2016	$98,362
September 30, 2017	12,371

Total	$110,733

NAVIOS SOUTH AMERICAN LOGISTICS INC.

UNAUDITED CONDENSED NOTES TO THE

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

Navios Logistics has issued a guarantee and indemnity letter that guarantees the performance by Petrolera San Antonio S.A. of all its obligations to Vitol S.A. up to $12,000. This guarantee expires on March 1, 2016.

The Company is subject to legal proceedings, claims and contingencies arising in the ordinary course of business. When such amounts can be estimated and the contingency is probable, management accrues the corresponding liability. While the ultimate outcome of lawsuits or other proceedings against the Company cannot be predicted with certainty, management does not believe the costs, individually or in aggregate of such actions will have a material effect on the Company’s consolidated financial position, results of operations or cash flows.

NOTE 7: TRANSACTIONS WITH RELATED PARTIES

At September 30, 2015 and December 31, 2014, the amounts due to affiliate companies were as follows:

	September 30, 2015	December 31, 2014
Navios Holdings	$96	$1,783

Amounts due to affiliate companies do not accrue interest and do not have a specific due date for their settlement.

General and administrative expenses: On April 12, 2011, Navios Logistics entered into an administrative services agreement for a term of five years, with Navios Holdings, pursuant to which Navios Holdings provides certain administrative management services to Navios Logistics. Navios Holdings is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. Total general and administrative fees charged for the three and nine month periods ended September 30, 2015 amounted to $190 and $570, respectively ($190 and $570 for the three and nine month periods ended September 30, 2014, respectively).

Due to related parties, net: During the second half of 2012, Navios Logistics acquired one pushboat and three liquid barges, which were previously chartered-in by Navios Logistics, from Holdux Maritima Leasing Corp., a Panamanian company owned by members of the family of Mr. Horacio Alfredo Lopez, the father of Mr. Claudio Pablo Lopez, Navios Logistics’ Chief Executive Officer and Vice Chairman, Mr. Carlos Augusto Lopez, Navios Logistics’ Chief Commercial Officer—Shipping Division and Mr. Horacio Enrique Lopez, Navios Logistics’ Chief Operating Officer—Shipping Division. The total consideration for the acquisition was $13,443 to be paid in one initial payment and seven semiannual installments with the final installment payable on June 30, 2016. As of September 30, 2015, the Company had paid $9,648 and the remaining balance was $3,795.

Lodging and travel services: Navios Logistics obtains lodging and travel services from Empresa Hotelera Argentina S.A./(NH Lancaster) and Pit Jet S.A., both owned by members of the Lopez family, including Claudio Pablo Lopez, Navios Logistics’ Chief Executive Officer and Vice Chairman and Carlos Augusto Lopez, Navios Logistics’ Chief Commercial Officer—Shipping Division, each of whom has no controlling interest in those companies. Total charges were $10 and $23 for the three and nine month periods ended September 30, 2015, respectively ($158 and $172, respectively, for the three and nine month periods ended September 30, 2014) and amounts payable amounted to $9 as of September 30, 2015 and $20 as of December 31, 2014.

The Company believes that the transactions discussed above were made on terms no less favorable to the Company than would have been obtained from unaffiliated third parties.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

UNAUDITED CONDENSED NOTES TO THE

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

NOTE 8: SHARE CAPITAL

Common shares and shareholders

On August 4, 2010, the Company amended its articles of incorporation, increasing its authorized share capital to 50,000,000 shares of common stock with a par value of $0.01 per share.

As of September 30, 2015 and December 31, 2014, the Company has issued 20,000 shares of common stock, $1.00 par value.

Holders of each share of common stock have one vote for each share held of record on all matters submitted to a vote of shareholders. Dividends on shares of common stock may be declared and paid from funds available to the Company.

NOTE 9: SEGMENT INFORMATION

Current accounting guidance establishes standards for reporting information about operating segments in annual financial statements and requires reporting of selected information about operating segments in interim financial reports issued to shareholders. Operating segments are components of a company of which separate financial information is available that is regularly evaluated by the chief operating decision makers in deciding how to allocate resources and assess performance. Chief operating decision makers use net income attributable to common stockholders to evaluate operating performance of each segment. The guidance also establishes standards for related disclosures about a company’s products and services, geographical areas and major customers. The Company has determined that its reportable segments are those that are based on the Company’s method of internal reporting. Navios Logistics has three reportable segments: Port Terminal Business, Barge Business and Cabotage Business. The Port Terminal Business includes the dry port terminal operations and the liquid port terminal operations. A general description of each segment follows:

The Port Terminal Business segment

This segment includes the operating results of Navios Logistics’ dry port terminal and liquid port terminal operations.

(i) Dry port terminal operations

Navios Logistics owns and operates the largest independent bulk transfer and storage port terminal in Uruguay based on throughputs. Its dry port terminal is located in an international tax-free trade zone in the port of Nueva Palmira, Uruguay, at the convergence of the Parana and Uruguay rivers.

(ii) Liquid port terminal operations

Navios Logistics owns and operates an up-river port terminal with tank storage for refined petroleum products, oil and gas in San Antonio, Paraguay, approximately 17 miles by river from the capital of Asuncion. Its port terminal is one of the largest independent storage facilities for crude and petroleum products in Paraguay based on storage capacity.

The Barge Business segment

Navios Logistics services the Argentine, Bolivian, Brazilian, Paraguayan and Uruguayan river transportation markets through its fleet. Navios Logistics operates different types of pushboats and wet and dry barges for delivering a wide range of dry and liquid products between ports in the Parana, Paraguay and Uruguay River systems in South America (the Hidrovia or the “waterway”). Navios Logistics contracts its vessels either on a time charter basis or on a contract of affreightment (“CoA”) basis.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

UNAUDITED CONDENSED NOTES TO THE

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

The Cabotage Business segment

Navios Logistics owns and operates oceangoing vessels to support the transportation needs of its customers in the South American coastal trade business. Its fleet consists of six oceangoing product tanker vessels, two self-propelled barges and a bunker vessel. Navios Logistics contracts its vessels either on a time charter basis or on a CoA basis.

Unallocated interest

This reconciling item represents the interest expense resulting from the senior notes, which has not yet been fully allocated to the segments due to the fact that the amount received had been maintained at the corporate level and not utilized by an operating segment as of both September 30, 2015 and 2014.

Inter-segment transactions, if any, are accounted for at current market prices.

The following table describes the results of operations of the three segments, the Port Terminal Business segment, the Barge Business segment and the Cabotage Business segment for the three and nine month periods ended September 30, 2015 and 2014:

	Port Terminal Business Segment for the Three Month Period Ended September 30, 2015	Cabotage Business Segment for the Three Month Period Ended September 30, 2015	Barge Business Segment for the Three Month Period Ended September 30, 2015	Unallocated Interest	Total
Time charter, voyage and port terminal revenues	$13,289	$18,896	$27,960	$—	$60,145
Sales of products	7,166	—	—	—	7,166
Time charter, voyage and port terminal expenses	(3,036)	(570)	(4,995)	—	(8,601)
Direct vessel expenses	—	(12,678)	(8,680)	—	(21,358)
Cost of products sold	(6,870)	—	—	—	(6,870)
Depreciation and amortization	(1,118)	(765)	(4,603)	—	(6,486)
General and administrative expenses	(590)	(250)	(2,261)	—	(3,101)
Interest expense and finance cost, net	(189)	(1,298)	(4,089)	(945)	(6,521)
Other expense, net	(222)	(1,877)	(753)	—	(2,852)

Income/(loss) before income taxes	$8,430	$1,458	$2,579	$(945)	$11,522
Income tax expense	—	(429)	(451)	—	(880)

Net income/(loss)	$8,430	$1,029	$2,128	$(945)	$10,642

NAVIOS SOUTH AMERICAN LOGISTICS INC.

UNAUDITED CONDENSED NOTES TO THE

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

	Port Terminal Business Segment for the Three Month Period Ended September 30, 2014	Cabotage Business Segment for the Three Month Period Ended September 30, 2014	Barge Business Segment for the Three Month Period Ended September 30, 2014	Unallocated Interest	Total
Time charter, voyage and port terminal revenues	$11,737	$17,373	$29,312	$—	$58,422
Sales of products	20,714	—	—	—	20,714
Time charter, voyage and port terminal expenses	(3,039)	(837)	(9,589)	—	(13,465)
Direct vessel expenses	—	(11,850)	(10,902)	—	(22,752)
Cost of products sold	(19,986)	—	—	—	(19,986)
Depreciation and amortization	(1,101)	(664)	(4,887)	—	(6,652)
General and administrative expenses	(629)	(219)	(2,930)	—	(3,778)
Interest expense and finance cost, net	(481)	(1,308)	(3,995)	(1,052)	(6,836)
Other expense, net	(24)	(1,737)	(963)	—	(2,724)

Income/(loss) before income taxes	$7,191	$758	$(3,954)	$(1,052)	$2,943
Income tax benefit/(expense)	2	(432)	559	—	129

Net income/(loss)	$7,193	$326	$(3,395)	$(1,052)	$3,072

	Port Terminal Business Segment for the Nine Month Period Ended September 30, 2015	Cabotage Business Segment for the Nine Month Period Ended September 30, 2015	Barge Business Segment for the Nine Month Period Ended September 30, 2015	Unallocated Interest	Total
Time charter, voyage and port terminal revenues	$34,276	$51,205	$79,192	$—	$164,673
Sales of products	33,956	—	—	—	33,956
Time charter, voyage and port terminal expenses	(8,691)	(2,374)	(14,676)	—	(25,741)
Direct vessel expenses	—	(35,237)	(27,076)	—	(62,313)
Cost of products sold	(31,789)	—	—	—	(31,789)
Depreciation and amortization	(3,321)	(2,098)	(14,125)	—	(19,544)
General and administrative expenses	(2,021)	(855)	(7,742)	—	(10,618)
Interest expense and finance cost, net	(592)	(3,996)	(12,464)	(3,017)	(20,069)
Other expense, net	(372)	(4,486)	(3,922)	—	(8,780)

Income/(loss) before income taxes	$21,446	$2,159	$(813)	$(3,017)	$19,775
Income tax (expense)/benefit	—	(1,450)	2,555	—	1,105

Net income/(loss)	$21,446	$709	$1,742	$(3,017)	$20,880

NAVIOS SOUTH AMERICAN LOGISTICS INC.

UNAUDITED CONDENSED NOTES TO THE

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

	Port Terminal Business Segment for the Nine Month Period Ended September 30, 2014	Cabotage Business Segment for the Nine Month Period Ended September 30, 2014	Barge Business Segment for the Nine Month Period Ended September 30, 2014	Unallocated Interest	Total
Time charter, voyage and port terminal revenues	$30,757	$47,838	$80,290	$—	$158,885
Sales of products	35,817	—	—	—	35,817
Time charter, voyage and port terminal expenses	(8,412)	(1,583)	(26,345)	—	(36,340)
Direct vessel expenses	—	(27,259)	(31,129)	—	(58,388)
Cost of products sold	(34,335)	—	—	—	(34,335)
Depreciation and amortization	(3,278)	(1,992)	(13,431)	—	(18,701)
General and administrative expenses	(1,755)	(612)	(8,170)	—	(10,537)
Interest expense and finance cost, net	(459)	(4,231)	(14,093)	(2,216)	(20,999)
Loss on bond extinguishment	—	(5,000)	(22,281)	—	(27,281)
Other income/(expense), net	494	(4,266)	(2,060)	—	(5,832)

Income/(loss) before income taxes	$18,829	$2,895	$(37,219)	$(2,216)	$(17,711)
Income tax benefit/(expense)	170	(1,756)	757	—	(829)

Net income/(loss)	$18,999	$1,139	$(36,462)	$(2,216)	$(18,540)

For the Barge Business segment and for the Cabotage Business segment, the Company’s vessels operate on a regional basis and are not restricted to specific locations. Accordingly, it is not possible to allocate the assets of these operations to specific locations. The total net book value of long-lived assets for vessels, including deposits for pushboats under construction, amounted to $356,464 and $360,750 as of September 30, 2015 and December 31, 2014, respectively.

All of the assets related to the Port Terminal Business segment are located in Uruguay and in Paraguay. The total net book value of long-lived assets for the Port Terminal Business segment, including constructions in progress, amounted to $107,647 and $102,236 as of September 30, 2015 and December 31, 2014, respectively.

In addition, the net book value of intangible assets other than goodwill allocated to the Barge Business segment and to the Cabotage Business segment, collectively, amounted to $24,082 and $26,195 as of September 30, 2015 and December 31, 2014, respectively, while the net book value of intangible assets allocated to the Port Terminal segment amounted to $43,947 and $44,702 as of September 30, 2015 and December 31, 2014, respectively.

As of September 30, 2015 and December 31, 2014, goodwill totaling to $22,142, $40,868 and $41,086 has been allocated to the three segments, the Port Terminal Business, the Barge Business and the Cabotage Business, respectively.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

UNAUDITED CONDENSED NOTES TO THE

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

NOTE 10: FAIR VALUE OF FINANCIAL INSTRUMENTS

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

Cash and cash equivalents: The carrying amounts reported in the consolidated balance sheets for interest bearing deposits approximate their fair value because of the short maturity of these investments.

Borrowings: The book value of the senior notes is presented net of deferred financing costs. The senior notes are fixed rate borrowings and their fair value was determined based on quoted market prices, excluding the effect of any deferred finance costs.

Capital leases: The capital leases are fixed rate obligations and their carrying amounts approximate their fair value as indicated in the table below.

The estimated fair values of the Company’s financial instruments are as follows:

	September 30, 2015		December 31, 2014
	Book Value	Fair Value	Book Value	Fair Value
Cash and cash equivalents	$87,335	$87,335	$71,931	$71,931
Senior notes	$(366,937)	$(339,611)	$(366,250)	$(378,049)
Capital lease obligations, including current portion	$(21,174)	$(21,174)	$(22,360)	$(22,360)
Long-term debt, including current portion	$(408)	$(408)	$(459)	$(459)

NAVIOS SOUTH AMERICAN LOGISTICS INC.

UNAUDITED CONDENSED NOTES TO THE

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

Fair Value Measurements

The estimated fair value of our financial instruments that are not measured at fair value on a recurring basis, categorized based upon the fair value hierarchy, are as follows:

Level I: Inputs are unadjusted, quoted prices for identical assets or liabilities in active markets that we have the ability to access. Valuation of these items does not entail a significant amount of judgment.

Level II: Inputs other than quoted prices included in Level I that are observable for the asset or liability through corroboration with market data at the measurement date.

Level III: Inputs that are unobservable.

	Fair Value Measurements at September 30, 2015
	Total	Level I	Level II	Level III
Cash and cash equivalents	$87,335	$87,335	$—	$—
Senior Notes	$(339,611)	$(339,611)	$—	$—
Capital lease obligations(1)	$(21,174)	$—	$(21,174)	$—
Long-term debt(1)	$(408)	$—	$(408)	$—

	Fair Value Measurements at December 31, 2014
	Total	Level I	Level II	Level III
Cash and cash equivalents	$71,931	$71,931	$—	$—
Senior Notes	$(378,049)	$(378,049)	$—	$—
Capital lease obligations(1)	$(22,360)	$—	$(22,360)	$—
Long-term debt(1)	$(459)	$—	$(459)	$—

(1)	The fair value of the Company’s debt is estimated based on currently available debt with similar contract terms, interest rates and remaining maturities as well as taking into account our creditworthiness.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 27, 2015	NAVIOS SOUTH AMERICAN LOGISTICS INC.

	By:	/s/ Claudio Pablo Lopez
Claudio Pablo Lopez
Chief Executive Officer